November 14, 2005

Mail Stop 7010


By U.S. Mail and facsimile to (212) 894-8710

Gerardo de Nicholas Gutierrez
Chief Executive Officer
Homex Development Corp.
c/o CT Corporation System
111 Eighth Avenue, 13th Floor
New York, NY 10011


Re: 	Homex Development Corp.
	Registration Statement on Form F-4
Filed October 18, 2005
	File No. 333-129100


Dear Mr. Gutierrez:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. Please correct the Standard Industrial Classification Code Number on the cover of your registration statement. Your SIC Code is 1520.
2. Please amend your registration statement to register the guarantees as separate securities, and to name all subsidiary guarantors as co-registrants. Please include a signature page for each additional registrant in your next amendment. In addition, each subsidiary guarantor must obtain a CIK number and file the registration statement on EDGAR as a co-registrant. Please contact our filer support office at 202-551-8200 if you need assistance.

3. Prior to effectiveness, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on the staff`s position enunciated in the Exxon Capital Holdings Corporation (May 13, 1988), Shearman & Sterling (July 2,
1993), and Morgan Stanley & Co. Incorporated (June 5, 1991) no-action letters. Also include the supplemental representations from Shearman
& Sterling and Morgan Stanley & Co. Incorporated. Please be sure to file this letter on Edgar.

4. Please confirm supplementally that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

5. Since you have published interim financial information for the period ended September 30, 2005, in your Form 6-K, filed October 27,
2005, please update the financial information in your registration statement to include this information for the period as required by
Item 8.A.5 of Form 20-F. For guidance, you may also refer to Section
III.C of International Reporting and Disclosure Issues in the Division of Corporation Finance, found on the Commission`s website at www.sec.gov.

6. Please supplementally tell us the composition and terms of your notes payable to financial institutions at September 30, 2005.

Cover Page

7. As currently represented, the offer could be open for less than twenty full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and
Answer 8 in Exchange Act Release No. 16623 (March 5, 1980).
Please
confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

8. Please revise the inside front cover page of your prospectus to include the information required by Item 2 to Form F-4. Specifically, you must state that the prospectus incorporates important business and financial information about the company that is not included in or delivered with the document and state that to obtain timely delivery, security holders must request the information no later than five business days before the date they must make their investment decision. In addition, state the date by which security holders must request this information. This statement must be highlighted by print type or otherwise.

Prospectus Summary, page 1

9. We note your summary contains a description of the company`s strategy that is identical to disclosure appearing later in your prospectus. In the summary, you are to carefully consider and identify those aspects of the offering that are the most significant and determine how to best highlight those points in clear, plain language. If you want to highlight key aspects of your business strategy, consider listing these in a bullet-point format, with one sentence per bullet point. See Item 503(a) of Regulation S-K and part
IV.C. of SEC Release No. 33-7497.

Summary of Terms of the Exchange Offer, page 6

10. Please provide a brief statement as to the accounting treatment of the proposed exchange offer. See Form F-4, Item 4(a)(5).

Risk Factors, page 19
Risk Factors Related to the Notes and the Exchange Offer, page 26

11. We note the cross-default provisions of your other indebtedness in your discussion of the risk presented by a change of control on page 27 as well as the cross-default and acceleration provisions of the Indenture, as discussed on pages 120 and 121. Please add a risk factor to discuss the applicability of cross-default and acceleration provisions in your other debt instruments to the Indenture under which the exchange notes are issued, as well as the company`s ability to repay all accelerated indebtedness, including the exchange notes, simultaneously.

The Indenture and the Terms of Our Other Indebtedness . . . , page
27

12. If a breach of financial covenants under any of your indebtedness is a material risk, please discuss this here or in another appropriately captioned risk factor. If you are not in compliance with the covenants, please disclose the terms you do not meet and the potential consequences.

There May Not Be a Liquid Trading Market for the New Notes . . . , page 27

13. We note your statement that you "may delist the notes [from the
Euro MTF] if the provisions of the European Transparency
Obligation
Directive (2003/2004/COD) become unduly onerous or burdensome or for other reasons." Please elaborate upon this statement to disclose what "other reasons" may cause you to delist from the Euro MTF, including whether these reasons relate to implementation of the European Transparency Obligation Directive.

The Exchange Offer, page 30
Terms of the Exchange Offer, page 32

14. We note the disclosure indicating that you will return any old notes not accepted for exchange "as promptly as practicable" after expiration or termination of the exchange offer. Exchange Act Rule
14e-1(c) requires that you exchange the notes or return the old notes
"promptly" upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary. Similarly revise your Letter of Transmittal.

15. Please revise your prospectus to disclose how termination of the exchange offer will affect old notes previously accepted for exchange. In this regard, we note disclosure that you reserve the right to amend or terminate the offer and not accept any old notes not previously accepted upon the occurrence of any of the conditions specified on page 37. Similar disclosure appears in the second bullet point under "Expiration Date; Extensions; Amendments" on page
33. If the offering is terminated due to the conditions you reference, it seems that you would return all notes that had been tendered.

Expiration Date; Extensions; Amendments, page 33

16. You reserve the right to extend the period of time during which the exchange offer is open and thereby delay acceptance of tendered outstanding notes. Please clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). In addition, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

17. Please confirm that, in the case of an extension, the press release or other public announcement you undertake to make will disclose the approximate number of Old Notes tendered to date.
See
Securities Exchange Act Rule 14e-1(d).

Procedures for Tendering, page 34

18. We note your statement on page 34 that you reserve the right to assert or waive conditions "before or after the expiration date" and later, under Conditions on page 37, that you reserve the right to assert or waive conditions to the exchange offer "in whole or in part, at any time and from time to time." All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the outstanding notes for exchange. Please revise the language here and throughout your prospectus accordingly.

Withdrawal of Tenders, page 36

19. Please revise your statement that notes tendered through the facilities of the DTC but that are not exchanged will be credited to an account maintained with DTC promptly following withdrawal, rejection of tender, or termination, rather than "as soon as practicable."

Consequences of Failure to Exchange, page 39

20. Please revise your statement that old notes not exchanged pursuant to the exchange offer will accrue interest at 6.625% per annum, as your registration statement otherwise lists the notes at 7.50%.

Use of Proceeds, page 40

21. Briefly expand your disclosure in this section to state the interest rate and maturity of the indebtedness repaid with the proceeds of your September 28, 2005 placement of the old notes.
Refer to Instruction 4 to Item 504 of Regulation S-K.

22. Please revise this section to disclose your short-term debt and long-term debt in U.S. Dollars as of September 30, 2005, after giving effect to the acquisition of Beta and the application of a portion of the offering proceeds as discussed.

Unaudited Pro Forma Condensed Combined Financial Information, page
43
and
Unaudited Pro Forma Condensed Combined Financial Statements, page
B-1
General

23. Since you will need to update your financial statements for the interim period ended September 30, 2005, please also update your unaudited pro forma condensed combined statement of operations for the interim period as required by Rule 11-02(c)(2)(i) of Regulation
S-X.

Description of the New Notes, page 96

24. Please delete the statement that the description of the Indenture does not define an investor`s rights. This language could be read to suggest that investors do not have rights with respect to this disclosure under the federal securities laws.




Note Guarantees, page 99

25. Please state, if true, the obligations of the guarantors are joint and several, and full and unconditional.

Depositary Procedures, page 147

26. Please delete the statement that the description of operations and procedures of DTC, Euroclear, and Clearstream are "provided solely as a matter of convenience," as this language suggests that the company does not have full responsibility for its disclosure under the federal securities laws. Note that we will not object to your statement that you are not responsible for adherence by these entities to their procedures.

Available Information, page 164

27. Please delete reference to our regional offices in New York and
Chicago, as public reference rooms are no longer maintained at those locations.

Unaudited Pro Forma Condensed Combined Financial Statements
Fair Market Value Adjustments, page B-1

28. You indicate that the fair value of the 22 million shares of common stock issued in connection with the acquisition of Beta was Ps
977.6 million (US$90.5 million). Please provide clarification of the measurement date, as well as the market price and exchange rate on that date. It does not appear that the information presented is as of July 1, 2005, as it seems to indicate by the disclosure provided.
Please refer to paragraph 22 of SFAS 142 and EITF 99-12 for guidance on determination of the measurement date for the market value of the common stock issued. As stated in your Form 6-K for June 2005, it appears you may have used April 21, 2005, the date on which the purchase agreement was executed, as the measurement date. Please clarify your disclosure and explain to the staff in more detail.

29. Your disclosure of the preliminary purchase price allocation shows that you have allocated Ps 1,237,141, or approximately 61 percent of the purchase price to goodwill. Please explain to the staff in reasonable detail, the procedures and analysis followed by the company to assure that all tangible and intangible assets acquired have been properly identified and valued. Please refer to paragraphs 35 and 36 of SFAS 142.




Unaudited Pro Forma Condensed Combined Statement of Operations, pages
B-5 and B-6

30. Please provide note references to each of the "adjustments to conform accounting policies" which provide sufficient detail and clearly explain the assumptions involved as required by Rule 11-
02(b)(6) of Regulation S-X.

31. Please revise your pro forma statements of operations to include historical basic and diluted per share data and pro forma basic and diluted per share data. Also, present the weighted average shares used to compute the per share data, including an adjustment representing the common stock issued to Controladora Casas Beta, S.A.
de C.V. as part of the consideration for the acquisition. Refer to
Rule 11-02(b)(7) of Regulation S-X for guidance.

Notes to Unaudited Pro Forma Condensed Combined Financial
Statements,
page B-7
Note (h)

32. Please expand your note reference to disclose the interest rate of the bridge loan.

Note (i)

33. Please expand your note reference to disclose how the tax adjustments were calculated. Please note that tax effects of pro forma adjustments normally should be calculated at the statutory rate in effect during the periods for which pro forma condensed income statements are presented.

Signatures

34. Please revise your signature page to indicate the individual serving as controller or principal accounting officer. See
Instruction 1 to the signature requirement of Form F-4.

Exhibits
Exhibit 5.1 - Opinion of Milbank, Tweed

35. Please note that we may have comments on this legality opinion when it is filed. In this regard, we note that the opinion in
Exhibit 5.2 does not cover the guarantees. Please ensure that Milbank`s opinion covers the enforceability of all of the securities being registered under New York law.

Exhibit 5.2 - Opinion of Mijares Angoitia Cortes y Fuentes, S.C.

36. Counsel should amend the final paragraph of the opinion letter to clarify that investors may also rely on the opinion.

Exhibits 23.3 and 23.4 - Consent of Independent Auditors

37. Each amendment to the registration statement should include currently dated consents of the independent registered public accountants.

Exhibit 99.1, Letter of Transmittal

38. Delete the language in the letter of transmittal requiring the note holder to acknowledge or certify that he/she has "read and agrees to all terms of the exchange offer." Similarly delete language that the note holder "understands" that tenders constitute a binding agreement subject to the terms and conditions of the agreement and that the note holder "recognizes" or is acting with "full knowledge" with respect to any aspect of the exchange offer.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Dale Welcome, Staff Accountant, at (202)
551-
3865 or Nathan Cheney, Senior Staff Accountant, at (202) 551-3714 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at
(202) 551-3749 or me at (202) 551-3760 with any other questions.


Sincerely,



Pamela A. Long
Assistant Director

cc:	Michael L. Fitzgerald, Esq. (via facsimile 212/530-5219)
      Milbank, Tweed, Hadley & McCloy LLP
      One Chase Manhattan Plaza
      New York, NY 10005
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Gerardo de Nicholas Gutierrez
Homex Development Corp.
November 14, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

           DIVISION OF
CORPORATION FINANCE